SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 August 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares
Enclosure 2 Transaction in Own Shares
Enclosure 3 Transaction in Own Shares
Enclosure 4 Transaction in Own Shares
Enclosure 5 Transaction in Own Shares
Enclosure 6 Holding(s) in Company
Enclosure 7 Transaction in Own Shares
Enclosure 8 Transaction in Own Shares
Enclosure 9 Director/PDMR Shareholding
Enclosure 10 Holding(s) in Company
Enclosure 11 Transaction in Own Shares
Enclosure 12 Total Voting Rights
Enclosure 13 Transaction in Own Shares
Enclosure 13 Holding(s) in Company
Enclosure 13 Transaction in Own Shares
Enclosure 14 Director/PDMR Shareholding
Enclosure 15 Director/PDMR Shareholding
Enclosure 16 Transaction in Own Shares

Enclosure 1

Tuesday 03 July 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 117,898 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 361,241,357 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,789,985,672.

The above figure (7,789,985,672) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Wednesday 04 July 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 874,400 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of  8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 360,366,957 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,790,860,072

The above figure (7,790,860,072) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 10 July 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 518,093 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 359,848,864 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,791,378,165.

The above figure (7,791,378,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends

Enclosure 4

Tuesday 17 July 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 241,098 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 359,607,766 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,791,619,263.

The above figure (7,791,619,263) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Tuesday 24 July 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 328,130 ordinary shares at a minimum price of Nil pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 359,279,636 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,791,947,393.

The above figure (7,791,947,393) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	24 July 2012
6. Date on which issuer notified:	25 July 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	9%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 5p Shares	780,050,209	780,050,209			778,822,638		9.99%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
778,822,638			9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

   Invesco Advisers Inc. & Invesco Asset Management Ireland - 68,133
   Invesco Asset Management GmbH & Invesco GT Management - 6,302,717
   Invesco Asset Management Ltd & Invesco Asset Management Ireland - 3,488,329
   Invesco Asset Management Ltd & Invesco Asset Management Japan - 1,297,546
   Invesco Asset Management Japan - 822,352
   Invesco Asset Management Dublin - 6,847,800
   Invesco Asset Management GmbH - 2,531,507
   Invesco Asset Management Limited - 193,468,351
   Invesco Asset Management S.A (France) - 37,479
   Invesco Australia Limited - 296,220
   Invesco Austria & Invesco Asset Management GmbH - 133,248
   Invesco GT Management S.A - 52,956
   Invesco Hong Kong Limited - 1,648,248
   Invesco Kapitalanlagegesellschaft GmbH - 848,630
   Invesco Fund Managers Limited - 559,994,903
   Invesco PowerShares Capital Management Ireland - 576,558
   Invesco PowerShares Capital Management Limited - 261,761
   ADR's 10:1 = 145,900

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 7

26 July 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 26 July 2012 it purchased from Merrill Lynch International 2,600,000 ordinary shares at an average price of 215.1632 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 361,879,636 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,789,347,393.

The above figure 7,789,347,393 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

27 July 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 27 July 2012 it purchased from Merrill Lynch International 2,000,000 ordinary shares at an average price of 217.1181 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 363,879,636 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,787,347,393.

The above figure 7,787,347,393 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrumentrelating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

JASMINE WHITBREAD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

JASMINE WHITBREAD

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF 2,250 ORDINARY SHARES BY JASMINE WHITBREAD

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JASMINE WHITBREAD

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,250 ORDINARY SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

219.188p PER SHARE

14. Date and place of transaction

30 JULY 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,190 ORDINARY SHARES

16. Date issuer informed of transaction

30 JULY 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

30 JULY 2012

END

Enclosure 10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	27 July 2012
6. Date on which issuer notified:	30 July 2012
7. Threshold(s) that is/are crossed or reached:vi, vii	10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
Ordinary 5p Shares	778,822,638	778,822,638			778,824,438		10.00%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
778,824,438			10.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

    Invesco Advisers Inc. & Invesco Asset Management Ireland - 68,133
    Invesco Asset Management GmbH & Invesco GT Management - 6,302,717
    Invesco Asset Management Ltd & Invesco Asset Management Ireland - 3,488,329
    Invesco Asset Management Ltd & Invesco Asset Management Japan - 1,297,546
    Invesco Asset Management Japan - 822,352
    Invesco Asset Management Dublin - 6,847,800
    Invesco Asset Management GmbH - 2,531,507
    Invesco Asset Management Limited - 193,468,351
    Invesco Asset Management S.A (France) - 37,479
    Invesco Australia Limited - 296,220
    Invesco Austria & Invesco Asset Management GmbH - 133,248
    Invesco GT Management S.A - 54,756
    Invesco Hong Kong Limited - 1,648,248
    Invesco Kapitalanlagegesellschaft GmbH - 848,630
    Invesco Fund Managers Limited - 559,994,903
    Invesco PowerShares Capital Management Ireland - 576,558
    Invesco PowerShares Capital Management Limited - 261,761
    ADR's 10:1 = 145,900

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 11

BT GROUP PLC

31 July 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1.    Transferred in connection with its employee share plans 127,738 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares; and

2. purchased from Merrill Lynch International. 1,500,000 ordinary shares at an average price of 218.3381 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 365,251,898 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,785,975,131

The above figure 7,785,975,131 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 12

Tuesday 31 July 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 365,251,898 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,785,975,131.

The above figure (7,785,975,131) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 13

BT GROUP PLC

01 August 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1. Transferred in connection with its employee share plans 95,010,439 ordinary shares at a price of 68 pence per share. The transferred shares were all formerly held as treasury shares; and

2. Purchased from Merrill Lynch International. 3,400,000 ordinary shares at an average price of 218.1089 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 273,641,459 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,877,585,570

The above figure 7,877,585,570 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 14

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	01 August 2012
6. Date on which issuer notified:	02 August 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	9%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
Ordinary 5p Shares	778,824,438	778,824,438			778,912,816		9.88%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
778,912,816			9.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

   Invesco Advisers Inc. & Invesco Asset Management Ireland - 68,133
   Invesco Asset Management GmbH & Invesco GT Management - 6,302,717
   Invesco Asset Management Ltd & Invesco Asset Management Ireland - 3,488,329
   Invesco Asset Management Ltd & Invesco Asset Management Japan - 1,297,546
   Invesco Asset Management Japan - 822,738
   Invesco Asset Management Dublin - 6,847,800
   Invesco Asset Management GmbH - 2,474,401
   Invesco Asset Management Limited - 193,614,117
   Invesco Asset Management S.A (France) - 37,479
   Invesco Australia Limited - 296,220
   Invesco Austria & Invesco Asset Management GmbH - 133,248
   Invesco GT Management S.A - 54,756
   Invesco Hong Kong Limited - 1,648,248
   Invesco Kapitalanlagegesellschaft GmbH - 848,630
   Invesco Fund Managers Limited - 559,994,903
   Invesco PowerShares Capital Management Ireland - 578,040
  Invesco PowerShares Capital Management Limited - 276,136
  ADR's 10:1 = 140,375

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 15

BT GROUP PLC

02 August 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1. Transferred in connection with its employee share plans 4,117,796 ordinary shares at a price of NIL pence per share. The transferred shares were all formerly held as treasury shares; and

2. Purchased from Merrill Lynch International. 2,000,000 ordinary shares at an average price of 215.2822 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 271,523,663 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,879,703,366

The above figure 7,879,703,366 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or(ii)

DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

IAN LIVINGSTON

TONY CHANMUGAM

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 299,350

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 67,132

ROEL LOUWHOFF

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 94,733

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 105,651

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 52,302

NIGEL STAGG

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 44,456

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

IAN LIVINGSTON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 155,974

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 34,979

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 55,049

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 27,252

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 23,164

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

 £2.179817

14. Date and place of transaction

1 AUGUST 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 2,479,128
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,387,042
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 4,184,772
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 17,191 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING:SHARES - 531,208
BT GROUP DEFERRED BONUS PLAN: SHARES - 744,000
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,862,287
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING:SHARES - 1,348,552
BT GROUP DEFERRED BONUS PLAN: SHARES - 589,177
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,010,670
BT GROUP EMPLOYEE SHARESAVE INTERNATIONAL SCHEME: AN OPTION OVER  8,632 SHARES

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,060,218
BT GROUP DEFERRED BONUS PLAN: SHARES - 778,175
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,974,247
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING:SHARES -  123,257
BT GROUP DEFERRED BONUS PLAN: SHARES - 203,067
BT GROUP INCENTIVE SHARE PLAN: SHARES - 580,042
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

NIGEL STAGG

PERSONAL HOLDING:SHARES -  182,975
BT GROUP DEFERRED BONUS PLAN: SHARES - 273,349
BT GROUP INCENTIVE SHARE PLAN: SHARES -  539,023
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transactions

2 AUGUST 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of
shares
or debentures involved (
class
and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of
shares
or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

3 AUGUST 2012

END

Enclosure 17

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issue making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

SIR MICHAEL RAKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME - 12,110

SIR MICHAEL RAKE

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME - 12,110

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

68 PENCE

14. Date and place of transaction

1 AUGUST 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 2,491,238
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,387,042
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 4,184,772
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,081 SHARES.

SIR MICHAEL RAKE

PERSONAL HOLDING SHARES - 117,153
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 1,485 SHARES

16. Date issuer informed of transactions

2 AUGUST 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of
shares
or debentures involved (
class
and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of
shares
or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer oissuer responsible for making notification

ANNA WATCH

Date of notification

3 AUGUST 2012

END

Enclosure 18

03 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 03 August 2012 it purchased from Merrill Lynch International 3,000,000 ordinary shares at an average price of 214.3028 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 274,523,663 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,876,703,366.

The above figure 7,876,703,366 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary

Date 06 August 2012